                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)*


                             HUNTWAY PARTNERS L.P.
                             ---------------------
                               (Name of Issuer)
                           Units Representing Common
                         Limited Partnership Interests
                         -----------------------------
                         (Title of Class of Securities

                                  447300 10 4
                                 -------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 447300 10 4                   13G               Page 2 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Reprise Holdings, Inc.  74-1986485
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Texas

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                653,286 Common Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 653,286 Common Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            653,286 Common Units

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
            N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            4.23% of the Common Units

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP NO. 447300 10 4                   13G               Page 3 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago  36-2464372
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                3,640,121 Common Units

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 3,640,121 Common Units

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            3,640,121 Common Units owned directly and 653,286 owned indirectly through Reprise Holdings, Inc. (First Capital Corporation of Chicago owns 90% of the common stock of Reprise Holdings, Inc.)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
             N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
             23.57% directly; 27.80% indirectly

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

- ------------------------------------------------------------------------------

  CUSIP No. 447300 10 4                   13G               Page 4 of 8 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation  36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

- ------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:
               --------------

               Huntway Partners, L.P. (the  "Partnership")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               23822 West Valencia Boulevard
               Suite 210
               Valencia, California 91355

Item 2(a)-(c). Name of Person Filing         Address                       Place of Organization
               ---------------------         --------                      ---------------------
               Reprise Holdings, Inc.        Three First National Plaza    Texas
                                             Suite 1330
                                             Chicago, IL 60670

               First Capital Corporation     One First National Plaza      Illinois
                 of Chicago                  Chicago, IL 60670
                 ("FCCC")*

               First Chicago Corporation     One First National Plaza      Illinois
               ("FCC")                       Chicago, IL 60670

- ------------

* First Chicago Corporation ("FCC") is filing this statement on behalf of itself and its wholly-owned subsidiary First Capital Corporation of Chicago ("FCCC"). Exhibit A attached hereto contains the agreement of FCC and FCCC to file joint disclosure statements on Schedule 13G.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Units representing common limited partnership interests in the Partnership ("Common Units").

Item 2(e). CUSIP Number
           ------------

           447300 10 4


Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(c) See items 5 through 9 and item 11 on pages two through four hereof. Reprise Holdings, Inc. ("Reprise") serves as the general partner for each of the partnerships which serve as general partner of the Partnership. FCCC as the major stockholder of Reprise may be deemed to control Reprise. FCC may be deemed to beneficially own the Common Units which are held directly or indirectly by FCCC solely through its ownership of FCCC.

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the

          Security Being Reported On by the Parent Holding Company:
          ---------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Member of the Group:
          --------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10.  Certification:
          -------------

          Not applicable.

Signature:
- ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

                              REPRISE HOLDINGS, INC.


                                    /s/ Gary Little
                              By:  _______________________

                                      Gary Little
                              Name:  ____________________

                                         Vice President
                              Title:  _____________________


                              FIRST CAPITAL CORPORATION OF CHICAGO


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President


                              FIRST CHICAGO CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President and
                                    Chief Financial Officer

                                   EXHIBIT A



                                   AGREEMENT
                                   ---------


   The undersigned hereby agree, pursuant to (S)240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to the Common Units representing limited partnership interests in Huntway Partners, L.P.

Date:  February 10, 1995

                              FIRST CAPITAL CORPORATION OF CHICAGO


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President


                              FIRST CHICAGO CORPORATION


                                   /s/ Robert A. Rosholt
                              By:  _______________________
                                   Robert A. Rosholt
                                   Executive Vice President and
                                     Chief Financial Officer